OMB APPROVAL
OMB Number: 3235-0167
Expires: October 31, 2004
Estimated average burden
hours per response.... 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Numbers 333-39202 and 333-65014

EARTHWATCH INCORPORATED
(Exact name of registrant as specified in its charter)

1900 Pike Road,
Longmont, Colorado 80501
303-682-3800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

13% Senior Discount Notes due 2007
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐

Rule 15d-6    ☐

Approximate number of holders of record as of the certification or notice date: 6

Pursuant to the requirements of the Securities Exchange Act of 1934, EarthWatch Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 15, 2002

By:	/S/ HENRY E. DUBOIS
Henry E. Dubois, Chief Operating Officer, Chief Financial Officer, Executive Vice President

2